Butterfield Reports First Quarter 2018 Results

•	Net income of $44.2 million, or $0.79 per share;

•	Core net income[1] of $45.0 million, or $0.81 per share;

•	Return on average common equity of 21.8%; core return on average tangible common equity[1] of 24.3%;

•	Net interest margin of 3.05%;

•	Return on average assets of 1.6%;

•	Completed acquisition of Global Trust Solutions business from Deutsche Bank;

•	Announced acquisition of Deutsche Bank's banking and custody business in the Cayman and Channel Islands;

•	Board declared a dividend for the quarter ended March 31, 2018 of $0.38 per common share.

Hamilton, Bermuda - April 23, 2018: The Bank of N.T. Butterfield & Son Limited ("Butterfield" or "the Bank") (BSX: NTB.BH; NYSE: NTB) today announced financial results for the quarter ended March 31, 2018.
First quarter core net income1 was $45.0 million, or $0.81 per diluted common share, compared to $42.2 million, or $0.76 per diluted common share for the fourth quarter of 2017 and $38.5 million, or $0.70 per diluted common share, for the first quarter of 2017.
The core return on average tangible common equity1 for the first quarter of 2018 was 24.3%, up from 22.3% in the previous quarter and 23.4% in the first quarter of 2017.The return on average assets for the first quarter of 2018 was 1.6%, up from 1.5% in the previous quarter and 1.3% in the first quarter of 2017. The core efficiency ratio1 for the first quarter of 2018 was 62.3% compared with 65.4% in the previous quarter and 62.5% in the first quarter of 2017.
“I am very encouraged by our strong results in the first quarter of 2018,” said Michael Collins, Butterfield's Chairman and Chief Executive Officer. “The Bank continues to deliver exceptional earnings as we benefit from our strategically positioned, asset sensitive balance sheet, high quality commercial and residential lending portfolio and capital efficient, diversified fee revenues. We are very pleased with the progress being made integrating the banking and trust acquisitions from Deutsche Bank and continue to seek out other acquisition opportunities in lines of business and geographies that meet our strategic requirements.”
Net interest income (“NII”) for the first quarter of 2018 was $81.8 million, an increase of $0.4 million compared with NII of $81.4 million in the fourth quarter of 2017 and an increase of $13.6 million compared with NII of $68.3 million in the first quarter of 2017. Increased NII in the first quarter of 2018 was due to active reinvestment of investable assets into a more favorable yield environment and higher yields in the adjustable-rate loan portfolio.
Net interest margin (“NIM”) for the first quarter of 2018 was 3.05%, up 18 basis points from the NIM of 2.87% in the previous quarter and up 47 basis points from the NIM of 2.58% in the first quarter of 2017.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures 1

Results for the first quarter of 2018 included a release of provision for credit losses of $1.9 million compared with a release for credit losses of $5.4 million in the previous quarter and a provision for credit losses of $0.3 million in the first quarter of 2017.
Non-interest income was $39.8 million for the first quarter of 2018, compared with $42.4 million in the previous quarter and $38.5 million in the first quarter of 2017.
Non-interest expenses were $77.4 million in the first quarter of 2018, compared with $80.5 million in the previous quarter and $71.0 million in the first quarter of 2017. Non-interest expenses decreased relative to the previous quarter as a result of lower salaries and other employee benefits costs due to lower discretionary compensation costs. Compared to the first quarter of 2017, expenses were higher due to non-core professional and outside services expenses associated with the previously disclosed Deutsche Bank trust and banking acquisitions. In addition, the Bank incurred expenses from time spent in 2018 for the completion of testing of the implementation of Sarbanes-Oxley and compliance infrastructure build out.

Capital Management
The current total capital ratio as at March 31, 2018 was 19.2% as calculated under Basel III, which was effective for reporting purposes beginning on January 1, 2016. As of December 31, 2017, the Bank reported its total capital ratio under Basel III at 19.9%. Both of these ratios are significantly above regulatory requirements.
The Board remains committed to a balanced capital return policy. The Board declared an interim dividend of $0.38 per common share to be paid on May 15, 2018 to shareholders of record on May 4, 2018. As previously announced in February, the Board approved a common share repurchase authorization of up to one million shares in the next year. The authorization was effective as of April 1, 2018 and no shares have been purchased to-date.

ANALYSIS AND DISCUSSION OF FIRST QUARTER RESULTS

Income statement	Three months ended (Unaudited)
(in $ millions)	March 31, 2018	December 31, 2017	March 31, 2017
Non-interest income	39.8	42.4	38.5
Net interest income before provision for credit losses	79.9	76.1	67.9
Total net revenue before provision for credit losses and other gains (losses)	119.7	118.5	106.4
Provision for credit losses	1.9	5.4	0.3
Total other gains (losses)	0.4	(2.7)	0.2
Total net revenue	122.0	121.1	107.0
Non-interest expenses	(77.4)	(80.4)	(71.0)
Total net income before taxes	44.5	40.7	36.0
Income tax expense	(0.4)	(0.5)	(0.2)
Net income	44.2	40.3	35.9

Net earnings per share
Basic	0.80	0.74	0.67
Diluted	0.79	0.72	0.65

Per diluted share impact of other non-core items [1]	0.02	0.04	0.05
Core earnings per share on a fully diluted basis [1]	0.81	0.76	0.70

Adjusted weighted average number of participating shares on a fully diluted basis (in thousands of shares)	55,813	55,584	55,221

Key financial ratios
Return on common equity	21.8%	19.7%	19.9%
Core return on average tangible common equity [1]	24.3%	22.3%	23.4%
Return on average assets	1.6%	1.5%	1.3%
Net interest margin	3.05%	2.87%	2.58%
Core efficiency ratio [1]	62.3%	65.4%	63.2%

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

Balance Sheet	As at
(in $ millions)	March 31, 2018	December 31, 2017
Cash due from banks	1,846	1,535
Securities purchased under agreement to resell	198	179
Short-term investments	100	250
Investments in securities	4,512	4,706
Loans, net of allowance for credit losses	3,957	3,777
Premises, equipment and computer software	163	165
Goodwill and intangibles	91	61
Other assets	122	107
Total assets	10,988	10,779

Total deposits	9,754	9,536
Other liabilities	293	303
Long-term debt	117	117
Total liabilities	10,164	9,956
Common shareholders’ equity	824	823
Total shareholders' equity	824	823
Total liabilities and shareholders' equity	10,988	10,779

Key Balance Sheet Ratios:	March 31, 2018	December 31, 2017
Common equity tier 1 capital ratio	17.6%	18.2%
Tier 1 capital ratio	17.6%	18.2%
Total capital ratio	19.2%	19.9%
Leverage ratio	6.8%	6.9%
Risk-Weighted Assets (in $ millions)	4,366.2	4,254.2
Risk-Weighted Assets / Total Assets	39.7%	39.5%
Tangible common equity ratio	6.7%	7.1%
Non-accrual loans/gross loans	1.1%	1.2%
Non-performing assets/total assets	0.5%	0.4%
Total coverage ratio	77.3%	80.9%
Specific coverage ratio	28.9%	31.1%

QUARTER ENDED MARCH 31, 2018 COMPARED WITH THE QUARTER ENDED DECEMBER 31, 2017
Net Income
Net income for the quarter ended March 31, 2018 was $44.2 million, up $3.9 million from $40.3 million in the prior quarter.
The $3.9 million increase in net income in the quarter ended March 31, 2018 over the fourth quarter of 2017 was due principally to the following:

•
$3.8 million increase in net interest income before provision for credit losses, principally from interest earned on loans from slightly increased volumes and a full quarter's impact of repricing, which increased yields, as well as increased yields on the investment portfolio;

•	$3.8 million decrease in salaries and other employee benefits due to lower discretionary pay;

•	$3.0 million increase in other gains and losses due to valuation losses on foreclosed properties recorded in the previous quarter;

•	$1.6 million decrease in non-service employee benefits expense due to certain settlement accounting which triggered higher expenses in the previous quarter;

•	$2.6 million decrease in non-interest income, principally from banking fee income as a result of lower credit card volumes, and lower foreign exchange revenue from lower transaction volume;

•	$1.7 million increase in professional and outside services, due principally to non-core costs associated with the two recently announced acquisitions;

•	$3.4 million increase in provision for credit losses, due principally to a larger release in the prior quarter when compared to the current quarter; and

•	$0.6 million increase in the remaining non-interest expense items, due to higher depreciation costs on certain IT assets and travel related expenditures.

Non-Core Items1
Non-core items resulted in net losses and expenses of $0.8 million in the quarter ended March 31, 2018, a decrease of $1.1 million from net losses and expenses of $1.9 million in the prior quarter. Non-core items for the period comprised principally:

•	$0.9 million in gains from the Avenir (SIV) pass-through note liquidation settlement;

•
$1.6 million of professional and outside services expenses associated with the recently announced acquisition of Deutsche Bank's banking businesses in the Cayman Islands, Guernsey and Jersey and the closed acquisition of Deutsche Bank's Global Trust Solutions business; and

•	$0.1 million of expenses associated with an internal review and account remediation program of US-person account holders.
Management does not believe that the expenses, gains or losses identified as non-core are indicative of the results of operations of the Bank in the ordinary course of business.

(1)	See table "Reconciliation of US GAAP Results to Core Earnings" below for reconciliation of US GAAP results to non-GAAP measures

BALANCE SHEET COMMENTARY AT MARCH 31, 2018 COMPARED WITH DECEMBER 31, 2017
Total Assets
Total assets of the Bank were $11.0 billion at March 31, 2018, up $0.2 billion from December 31, 2017. The Bank maintained a highly liquid position at March 31, 2018, with $5.0 billion of cash and demand deposits with banks, reverse repurchase agreements and short and long-term investments, excluding held-to-maturity investments, representing 45.6% of total assets, compared with 49.1% at December 31, 2017.
Loans Receivable
The loan portfolio totaled $4.0 billion at March 31, 2018, an increase of $0.2 billion, due to new residential loan origination in the Channel Islands and the UK, as well new government and commercial lending in Bermuda.
Allowance for credit losses at March 31, 2018 totaled $32.8 million, a decrease of $2.7 million from year-end 2017. The movement was due to recoveries on several specific provisions, as well as slightly lower general provisioning rates across several jurisdictions.
The loan portfolio represented 36.0% of total assets at March 31, 2018 (December 31, 2017: 35.0%), whilst loans as a percentage of customer deposits increased from 39.7% at year-end 2017 to 40.6% at March 31, 2018, both of which are due to an increase in loans underwritten during the quarter.
As of March 31, 2018, the Bank had gross non-accrual loans of $42.4 million, representing 1.1% of total gross loans, a slight decrease from the $43.9 million, or 1.2%, of total loans at year-end 2017. Net non-accrual loans were $30.2 million, equivalent to 0.8% of net loans. We continue to engage proactively with our clients who experience financial difficulty.
Other real estate owned (“OREO”) decreased slightly by $0.3 million to $8.8 million for the first quarter ended March 31, 2018, primarily as a result of sales transactions completed in the quarter.
Investment in Securities
The investment portfolio was $4.5 billion at March 31, 2018, compared to $4.7 billion at December 31, 2017. The decreased portfolio size was driven principally by paydowns and maturities of assets to the available-for-sale portfolio, which decreased $0.5 billion, partially offset by a growth in the held-to-maturity portfolio through the purchase of US government and federal agency securities in the first quarter of 2018.
The investment portfolio was made up of high quality assets with 98.7% invested in A-or-better-rated securities. The investment yield increased slightly from the previous quarter to 2.5% as at March 31, 2018. Total net unrealized losses were $78.5 million, compared to $19.2 million at year-end 2017. The increase in unrealized losses is attributable largely to an increase in long-term treasury rates in the first three months of 2018.

Deposits
Average deposits were at $9.8 billion in the first quarter of 2018 compared to $9.7 billion in the fourth quarter of 2017. The cost of deposits was flat from the previous quarter at 12 basis points.

Average Balance Sheet2

	For the three months ended
	March 31, 2018			December 31, 2017			March 31, 2017
(in $ millions)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)	Average balance ($)	Interest ($)	Average rate (%)
Assets
Cash due from banks and short‑term investments	2,173.8	5.0	0.94	2,476.7	3.5	0.57	2,135.8	4.7	0.86
Investment in securities	4,574.6	28.6	2.54	4,556.4	24.4	2.17	4,638.0	26.6	2.27
Trading	1.0	—	—	0.7	—	—	1.3	—	—
Available-for-sale	3,121.5	17.3	2.25	3,358.7	15.9	1.92	3,326.1	17.1	2.04
Held-to-maturity	1,452.0	11.3	3.16	1,196.9	8.6	2.90	1,310.7	9.5	2.87
Loans	3,861.2	50.5	5.31	3,661.1	44.0	4.87	3,731.7	49.2	5.23
Commercial	1,221.5	16.6	5.52	1,361.5	15.1	4.49	1,140.9	15.0	5.20
Consumer	2,639.6	33.9	5.21	2,299.6	28.9	5.10	2,590.8	34.2	5.24
Interest earning assets	10,609.5	84.2	3.22	10,694.1	71.9	2.73	10,505.5	80.4	3.03
Other assets	325.4		—	352.7		—	325.4		—
Total assets	10,935.0	84.2	3.12	11,046.8	71.9	2.64	10,830.9	80.4	2.94
Liabilities
Deposits	7,411.3	(2.9)	(0.16)	7,656.2	(2.8)	(0.15)	7,222.4	(3.0)	(0.16)
Securities sold under agreement to repurchase	1.8	—	(1.96)	—	—	—	—	—	—
Long-term debt	117.0	(1.3)	(4.66)	117.0	(1.2)	(4.14)	117.0	(1.3)	(4.34)
Interest bearing liabilities	7,530.1	(4.3)	(0.23)	7,773.2	(4.0)	(0.21)	7,339.4	(4.3)	(0.23)
Non-interest bearing current accounts	2,366.3		—	2,334.1		—	2,446.9		—
Other liabilities	256.3		—	257.0		—	253.8		—
Total liabilities	10,152.7	(4.3)	(0.17)	10,364.3	(4.0)	(0.16)	10,040.1	(4.3)	(0.17)
Shareholders’ equity	782.3		—	682.5		—	790.8		—
Total liabilities and shareholders’ equity	10,935.0		—	11,046.8		—	10,830.9		—
Non‑interest‑bearing funds net of non‑interest earning assets (free balance)	3,079.5			2,920.9			3,166.1
Net interest margin		79.9	3.05		67.9	2.58		76.1	2.87
(2) Averages are based upon a daily averages for the periods indicated.

Assets Under Administration and Assets Under Management
Total assets under administration for the trust and custody businesses were $96.7 billion and $27.0 billion, respectively, whilst assets under management were $5.1 billion as at March 31, 2018. These figures exclude any assets under administration from the trust businesses acquired as a result of the acquisition of Deutsche Bank’s Global Trust Solutions business, excluding its US operations, which closed on March 29, 2018. This compares with $95.4 billion, $27.5 billion and $5.0 billion, respectively, at December 2017.

Reconciliation of US GAAP Results to Core Earnings
The table below shows the reconciliation of net income in accordance with US GAAP to core earnings, a non-GAAP measure, which excludes certain significant items that are included in our US GAAP results of operations. We focus on core net income, which we calculate by adjusting net income to exclude certain income or expense items that are not representative of our business operations, or “non-core”. Core net income includes revenue, gains, losses and expense items incurred in the normal course of business. We believe that expressing earnings and certain other financial measures excluding these non-core items provides a meaningful base for period-to-period comparisons, which management believes will assist investors in analyzing the operating results of the Bank and predicting future performance. We believe that presentation of these non-GAAP financial measures will permit investors to assess the performance of the Bank on the same basis as management.

Core Earnings	Three months ended
(in $ millions except per share amounts)	March 31, 2018	December 31, 2017	March 31, 2017
Net income	44.2	40.3	35.9
Dividends and guarantee fee of preference shares	—	—	—
Net income to common shareholders	44.2	40.3	35.9
Non-core items
Non-core (gains) losses
Gain on disposal of a pass-through note investment (formerly a SIV)	(0.9)	—	(0.1)
Adjustment to holdback payable for a previous business acquisition	—	—	0.1
Total non-core (gains) losses	(0.9)	—	—
Non-core expenses
Early retirement program, redundancies and other non-core compensation costs	—	—	—
Tax compliance review costs	0.1	0.6	0.2
Business acquisition costs	1.6	1.0	—
Restructuring charges and related professional service fees	—	0.3	0.4
Secondary offering costs	—	—	2.6
Total non-core expenses	1.7	1.9	2.6
Total non-core items	0.8	1.9	2.6
Core net income	45.0	42.2	38.5
Core net income attributable to common shareholders	45.0	42.2	38.5

Average common equity	820.7	809.6	729.3
Less: average goodwill and intangible assets	(68.4)	(60.9)	(61.7)
Average tangible common equity	752.3	748.7	667.6
Core earnings per share fully diluted [1]	0.81	0.76	0.70
Return on common equity	21.8%	19.7%	19.9%
Core return on average tangible common equity	24.3%	22.3%	23.4%

Non-interest expenses	77.4	80.4	71.0
Less: non-core expenses	(1.7)	(1.9)	(2.6)
Less: amortization of intangibles	(1.1)	(1.1)	(1.0)
Core non-interest expenses before amortization of intangibles	74.6	77.4	67.4
Core revenue before other gains and losses and provision for credit losses	119.7	118.4	106.5
Core efficiency ratio	62.3%	65.4%	63.2%

Conference Call Information
Butterfield will host a conference call to discuss the Bank’s results on Tuesday, April 24, 2018 at 10:00 a.m. Eastern Daylight Time. Callers may access the conference call by dialing +1 (844) 855 9501 (toll-free) or +1 (412) 858 4603 (international) ten minutes prior to the start of the call. A live webcast of the conference call, including a slide presentation, will be available in the investor relations section of Butterfield’s website at www.butterfieldgroup.com. A replay of the call will be archived on the Butterfield website thereafter.

About Non-GAAP Financial Measures:
Certain statements in this release involve the use of non-GAAP financial measures. We believe such measures provide useful information to investors that is supplementary to our financial condition, results of operations and cash flows computed in accordance with GAAP; however, our non-GAAP financial measures have a number of limitations. As such, investors should not view these disclosures as a substitute for results determined in accordance with GAAP, and they are not necessarily comparable to non-GAAP financial measures that other companies use.

Forward-Looking Statements:
Certain of the statements made in this Release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Bank to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements due to a variety of factors, including worldwide economic conditions, success in business retention and obtaining new business and other factors. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our Securities and Exchange Commission (“SEC”) reports and filings. Such reports are available upon request from the Bank, or from the SEC, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands and Guernsey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, and asset management. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer wealth management. In the UK, we offer residential property lending. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com.

Investor Relations Contact:                Media Relations Contact:
Noah Fields                    Mark Johnson
Investor Relations                 Group Head of Communications
The Bank of N.T. Butterfield & Son Limited        The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 3816                Phone: (441) 299 1624
Fax : (441) 295 1220                Fax: (441) 295 3878
E-mail: noah.fields@butterfieldgroup.com         E-mail: mark.johnson@butterfieldgroup.com